Kansas City Southern de México, S.A. de C.V.
Montes Urales 625
Lomas de Chapultepec
11000 México, D.F.
México
March 25, 2008
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Re: Kansas City Southern de México, S.A. de C.V.
       Registration Statement on Form S-4
Ladies and Gentlemen:
          We are writing this letter in connection with the filing of the above-referenced Registration Statement for Kansas City Southern de México, S.A. de C.V. (formerly TFM, S.A. de C.V.) (the “Issuer”), which relates to an offer to exchange (the “Exchange Offer”) 7 3/8% Senior Notes due 2014 (the “Exchange Notes”) for all of the Issuer’s presently outstanding 7 3/8%% Senior Notes due 2014 (the “Original Notes”). We hereby confirm to you that the Issuer is registering the Exchange Offer in reliance upon the Staff’s position enunciated in the Exxon Capital Holdings Corporation (April 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993) no-action letters issued by the Staff. Furthermore, we represent to you as follows:
The Issuer has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any security holder using the Exchange Offer to participate in a distribution of the securities to be acquired in the Exchange Offer (i) could not rely upon the Staff’s position enunciated in the Exxon Capital Holdings Corporation no-action letter issued by the Staff or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Issuer acknowledges to the Staff that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

          We further represent to you as follows:
The Issuer understands that a broker-dealer may participate in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities, provided that (1) in connection with any resales of Exchange Notes received in exchange for such Original Notes, the broker-dealer delivers a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer); (2) the broker-dealer has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the Exchange Notes; and (3) the Issuer (i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (1) above in connection with any resale of such Exchange Notes; and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision: if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Sincerely yours, Kansas City Southern de México, S.A. de C.V.
By:	/s/ Michael K. Borrows
	Name:	Michael K. Borrows
	Title:	Chief Accounting Officer